Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
OMRIX BIOPHARMACEUTICALS, INC.
at
$25.00 NET PER SHARE
by
BINDER MERGER SUB, INC.
a wholly-owned subsidiary of
JOHNSON & JOHNSON

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 23, 2008,
UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of November 23, 2008 (the “Merger Agreement”), by and among Johnson & Johnson, a New Jersey corporation (“Parent”), Binder Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”) and Omrix Biopharmaceuticals, Inc., a Delaware corporation (“Seller”). The Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $25.00 per Share net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below); (ii) the approval under the Restrictive Trade Practices Law 5748-1988 of Israel and the regulations promulgated thereunder for the purchase of Shares pursuant to the Offer and for the consummation of the Merger (as defined below) or the expiration, waiver or termination prior to the expiration of the Offer (as it may be extended as described below) of the applicable waiting period (including any extension thereof, by law, the consent of the parties to the Merger Agreement, or otherwise) thereunder; (iii) the approval of the Investment Center of Israel under the Law for the Encouragement of Capital Investment for the purchase of Shares pursuant to the Offer and for the consummation of the Merger; and (iv) if required by applicable law, the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor for the purchase of Shares pursuant to the Offer and for the consummation of the Merger. The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding shares of common stock, par value $0.01 per share, of Seller (the “Shares”) which have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with any other Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute at least a majority of the Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Board of Directors of Seller (the “Seller Board”) has (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Seller and its stockholders, (ii) approved the Offer and the merger of the Purchaser with and into Seller, with Seller as the surviving corporation (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.
IMPORTANT
Any stockholder of Seller wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Seller who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration date of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:
Georgeson Securities Corporation
November 25, 2008

SUMMARY TERM SHEET

Binder Merger Sub, Inc., a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Shares for $25.00 per Share net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are answers to some of the questions you, as a stockholder of Seller, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Binder Merger Sub, Inc., a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Parent, a New Jersey corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Seller. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $25.00 per Share net to you in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to provide funding for our Merger with Seller, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to a financing condition. Parent intends to provide us with the necessary funds from cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

i

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on December 23, 2008 (which is the end of the day on December 23, 2008) to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described below in this Offer to Purchase prior to that time. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms:

•	We may (but are not required to), without Seller’s consent, extend the Offer on one or more occasions for any period not exceeding 10 business days for any extension, if on any then scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) are not satisfied or, in our sole discretion, waived.

•	We may (but are not required to), without Seller’s consent, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer.

•	If, on any then scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in our sole discretion, waived, then, if requested by Seller, we must, and Parent must cause us to, extend the Offer through such time as Seller specifies. We will not, however, be required to extend the Offer beyond May 22, 2009. In addition, if any of the Offer Conditions set forth in clauses (e)(2) and (e)(3) of Section 15 — “Certain Conditions of the Offer” has not been satisfied or waived, Seller will not have the right to request us to extend the Offer unless the breach or breaches of the Merger Agreement preventing such Offer Conditions from being satisfied are all capable of being cured by Seller within 30 days, in which case Seller may request one or more extensions of the Offer for up to 30 days in the aggregate.

•	If all of the Offer Conditions are satisfied or waived, but the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, held by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent constitute less than 90% of the outstanding Shares (assuming the exercise in full of the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”)), we may (and if Seller so requests we must), upon the applicable expiration time of the Offer, provide a subsequent offering period (as described in Section 1 — “Terms of the Offer”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	satisfaction of the Minimum Condition (as defined below),

•	the obtaining of the approval under the Israeli Anti-Trust Law or the expiration or termination prior to the expiration of the Offer of the applicable waiting period (including any extension thereof, by law, the consent of the parties to the Merger Agreement, or otherwise) thereunder,

•	the approval of the Investment Center of Israel under the Law for the Encouragement of Capital Investment for the purchase of Shares pursuant to the Offer and for the consummation of the Merger, and

•	if required by applicable law, the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor for the purchase of Shares pursuant to the Offer and for the consummation of the Merger.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with any other Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute at least a majority of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without Seller’s consent. We cannot, however, waive the Minimum Condition, or certain regulatory conditions described above, without the prior written consent of Seller. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at Computershare Limited (the “Depositary”), together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through Computershare Limited. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined below) guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by January 23, 2009, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Seller Board think of the Offer?

The Seller Board has (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Seller and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

A description of the reasons for the Seller Board’s approval of the Offer and the Merger is set forth in Seller’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Seller’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”). See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will Seller continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Seller will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges, there may not be an active public trading market for the Shares, and Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into Seller. If that Merger takes place, all remaining stockholders of Seller (other than us, Parent, Seller and any stockholders exercising their appraisal rights under Section 262 of the DGCL) will receive $25.00 per Share (or any other price per Share that is paid in the Offer) net in cash without interest, less any required withholding taxes, and Seller will become a wholly-owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any withholding taxes. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a stockholder of Seller. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 21, 2008, the last trading day before we announced the Offer, the last sale price of Seller common stock reported on the Nasdaq Global Market was $21.16 per Share. On November 24, 2008, the last trading day before the commencement of the Offer, the last sale price of Seller common stock reported on the Nasdaq Global Market was $24.79 per Share. We encourage you to obtain a recent quotation for the Shares when deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

Generally, with respect to U.S. Holders (as defined in Section 5 — “Certain Material United States Federal and Israeli Income Tax Consequences”) the exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material United States Federal and Israeli Income Tax Consequences.”

What are the Israeli income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

Generally, the exchange of Shares for cash pursuant to the Offer or the Merger is expected to be a taxable event resulting in Israeli capital gains tax. You may qualify for certain exemptions from Israeli capital gains tax. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material United States Federal and Israeli Income Tax Consequences.”

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (888) 679-2897 (toll-free) or Georgeson Securities Corporation at (800) 445-1790 (toll-free). Georgeson Inc. is acting as the information agent (the “Information Agent”) and Georgeson Securities Corporation is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

v

To the Holders of Shares of
Common Stock of Seller:

INTRODUCTION

Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (“Seller”), at a price of $25.00 per Share net to the seller in cash without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2008 (the “Merger Agreement”), by and among Parent, the Purchaser and Seller. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below); (ii) the approval under the Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder (the “Israeli Anti-Trust Law”) for the purchase of Shares pursuant to the Offer (as it may be extended as described below) and for the consummation of the Merger or the expiration or termination prior to expiration of the Offer of the applicable waiting period (including any extension thereof, by law, the consent of the parties to the Merger Agreement or otherwise) thereunder; (iii) the approval of the Investment Center under the Law for the Encouragement of Capital Investment of Israel for the purchase of Shares pursuant to the Offer and for the consummation of the Merger; and (iv) if required by applicable law, the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor (the “OCS”) for the purchase of Shares pursuant to the Offer and for the consummation of the Merger.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with any other Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute at least a majority of the Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Seller has advised Parent that, as of November 20, 2008, 17,130,332 Shares were issued and outstanding, 1,090,909 Shares were reserved for issuance under Seller’s equity plans (including 942,475 reserved for issuance pursuant to outstanding Seller options and 94,779 reserved for issuance pursuant to outstanding restricted stock and Seller RSUs) and 38,903 Shares were reserved for issuance upon the exercise of outstanding warrants.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Seller Board has (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Seller and its stockholders, (ii) approved the Offer and the Merger, (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

The Merger Agreement provides that, subject to the conditions described in Sections 11 — “The Transaction Agreements” and 15 — “Certain Conditions of the Offer”, the Purchaser will be merged with and into Seller with Seller continuing as the surviving corporation as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by Seller as treasury stock or owned by Parent or the Purchaser, which will be cancelled and retired and will cease to exist and (ii) Shares owned by Seller’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $25.00 (or any other per Share price paid in the Offer) net in cash without interest, less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. Seller has agreed, if required by applicable law, to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as practicable following the Purchaser’s acceptance of and payment for the Shares tendered pursuant to the Offer for the purpose of considering adopting the Merger Agreement. Parent and the Purchaser have agreed to vote their (and to cause any other direct or indirect wholly-owned subsidiary to Parent to vote their) Shares in favor of the adoption of the Merger Agreement. If the Minimum Condition and the other conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (together with the Minimum Condition, the “Offer Conditions”) are satisfied and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares. See Section 11 — “The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The expiration time of the Offer is 12:00 midnight, New York City time, on December 23, 2008 (which is the end of the day on December 23, 2008), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below), (ii) the approval under the Israeli Anti-Trust Law for the purchase of Shares pursuant to the Offer and for the consummation of the Merger or the expiration or termination prior to expiration of the Offer (as it may be extended as described below) of the applicable waiting period (including any extension thereof, by law, the consent of the parties to the Merger Agreement or otherwise) thereunder, (iii) the approval of the Investment Center of Israel under the Law for the Encouragement of Capital Investment for the purchase of Shares pursuant to the Offer and for the consummation of the Merger, and (iv) if required by applicable law, the approval of the OCS for the purchase of Shares pursuant to the Offer and for the consummation of the Merger. The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with any other Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute at least a majority of the Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that the Purchaser (i) may, without Seller’s consent, extend the Offer on one or more occasions for any period not exceeding 10 business days for any extension, if on any then scheduled expiration date of the Offer any of the Offer Conditions are not satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, until such time as any such condition or conditions are satisfied or waived, (ii) may, without Seller’s consent, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, and (iii) if, on any then scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, then, if requested by Seller, the Purchaser must extend the Offer through such time as Seller specifies. In no event, however, will the Purchaser be required to extend the Offer beyond May 22, 2009. Notwithstanding the foregoing, if any of the Offer Conditions set forth in clauses (e)(2) or (e)(3) of Section 15 — “Certain Conditions of the Offer” have not been satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, Seller will not have the right to request the Purchaser to extend the Offer unless the breach or breaches of the Merger Agreement preventing such Offer Conditions from being satisfied are all capable of being cured by Seller through the exercise of its reasonable efforts within 30 days, in which case Seller may request one or more extensions of the Offer for up to 30 days in the aggregate.

The Merger Agreement further provides that if all of the Offer Conditions are satisfied or waived, but the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, held by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent constitute less than 90% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), assuming the exercise of the Top-Up Option (as defined in “The Merger Agreement” provisions of Section 11 — “The Transaction Agreements”) in full, the Purchaser may (and if Seller so requests the Purchaser must, and Parent must cause the Purchaser to), upon the applicable expiration time of the Offer, provide a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and, if applicable and to the extent permitted under such Rule 14d-11, thereafter extend such Subsequent Offering Period. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement.

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 23, 2009. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Conditions or change the terms of the Offer, except that, without the prior written consent of Seller, the Purchaser may not (i) waive the Minimum Condition, (ii) waive the Offer Conditions set forth in clause (b) or (c) of Section 15 — “Certain Conditions of the Offer”, (iii) decrease the Offer Price, (iv) change the form of consideration to be paid in the Offer, (v) reduce the maximum number of Shares to be purchased in the Offer or the minimum number of Shares contemplated by the Minimum Condition, (vi) add to or modify the Offer Conditions or (vii) otherwise amend any other term of the Offer in any manner adverse to the holders of Shares.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

Seller has provided the Purchaser with Seller’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Seller’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the Offer Conditions set forth in Section 15 — “Certain Conditions of the Offer,” the Purchaser will accept for payment, purchase and pay for, all Shares validly tendered prior to the expiration date of the Offer and not validly withdrawn prior to such expiration date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the Israeli Anti-Trust Law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at Computershare Limited (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration date of the Offer (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date of the Offer (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during such Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration date of the Offer, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the expiration date of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other

Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Seller’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the Offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 23, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded.  Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the expiration date of the Offer or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material United States Federal and Israeli Income Tax Consequences.

Certain Material United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the Offer and the Merger to stockholders of Seller whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court. This discussion applies only to stockholders of Seller in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, tax-qualified retirement plans, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Seller who, for United States federal income tax purposes, is a nonresident alien individual, expatriates and certain former citizens and long-term residents of the United States, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

Effect of the Offer and the Merger for U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to an owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Effect of the Offer and the Merger for Non-U.S. Holders.  The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means an owner, other than a partnership, of Shares that is not a U.S. Holder.

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless: (a) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), and in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS FormW-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty); (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, and in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; (c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates or (d) the Seller is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the Non-U.S. Holder held the Shares. There can be no assurances that Seller does not constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Seller constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a Non-U.S. Holder that owns (actively or constructively) more than five percent of the Shares. In addition, at or prior to the Closing, the Seller will deliver a certificate to Parent certifying that the Seller is not a USRPHC.

Information Reporting and Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer or Merger. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer or Merger may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer or Merger who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

Certain Material Israeli Income Tax Consequences

The following is a summary of certain material Israeli income tax consequences of the Offer and the Merger to stockholders of Seller whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is not a complete analysis of all Israeli income tax consequences. The discussion is based on current provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “IITO”) and the relevant regulations promulgated thereunder.

The discussion applies to all stockholders of Seller.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES

Effect of the Offer and the Merger.  Because Seller holds indirectly a material amount of Israeli assets, the exchange of Shares for cash pursuant to the Offer or the Merger is expected to be a taxable event resulting in Israeli capital gains tax, subject to applicable exemptions.

Information Reporting and Withholding.  Under the withholding provisions of the IITO, the Depository may be required to withhold and pay over to the Israeli Tax Authorities a portion of the amount of any payments pursuant to the Offer or Merger. However, the Depository will not be required to and shall not withhold Israeli tax with respect to such stockholders that satisfy all of the requirements listed below and provide the Depository with a complete and accurate Tax Declaration included in the Letter of Transmittal on which the Depository will rely. See Instruction 8 of the Letter of Transmittal.

a.	stockholders that are not Israeli residents for tax purposes (as defined in Section 1 of the IITO); and

b.	stockholders that either (i) purchased their Shares on or after the Initial Public Offering of the Seller’s Shares (i.e. on or after April 21, 2006) or (ii) are qualified residents of a jurisdiction that has a dual income tax treaty with Israel providing for an exemption in Israel from capital gains on a sale of Israeli assets; and

c.	(i) stockholders that are corporations satisfying the requirements of (a) and (b) above and do not have, among their shareholders, Israeli residents for tax purposes who are entitled, directly or indirectly, to 25% or more of the voting rights, profits, distribution upon liquidation or the rights to nominate the directors or (ii) stockholders that are partnerships or companies that are treated as transparent for tax purposes satisfying the requirements of (a) and (b) above and which to the best of the company’s or partnership’s knowledge do not have a member, partner, shareholder or other beneficiary that is an Israeli resident for tax purposes.

Notwithstanding the above, the stockholders may be exempt or subject to Israeli tax at different rates than the rate at which the tax had been withheld in accordance with the provisions of the IITO and relevant regulations.

6.	Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Market (“Nasdaq”) under the symbol “OMRI.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq based on published financial sources.

	High	Low

Fiscal Year Ended December 31, 2006
Fourth Quarter	$34.60	$16.75
Fiscal Year Ended December 31, 2007
First Quarter	$40.90	$30.67
Second Quarter	39.00	28.35
Third Quarter	35.67	25.29
Fourth Quarter	39.07	32.14
Fiscal Year Ending December 31, 2008
First Quarter	$36.30	$11.81
Second Quarter	18.36	13.25
Third Quarter	23.44	15.30
Fourth Quarter (through November 24, 2008)	24.83	8.99

On November 21, 2008, the last full day of trading before the public announcement of the Offer, the closing price of the Shares on the Nasdaq was $21.16 per Share. On November 24, 2008, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq was $24.79 per Share.

Seller has not declared any cash dividends on the Shares during the past two years.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Seller.

General.  Seller is a Delaware corporation with its principal executive offices located at 1120 Avenue of the Americas, New York, New York 10036. The telephone number for Seller is (212) 887-6500. The following description of Seller and its business is qualified in its entirety by reference to Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Seller develops, manufactures and markets protein-based biosurgery and passive immunotherapy products. Its Israeli subsidiary, Omrix Biopharmaceuticals, Ltd., performs most of Seller’s research and development and manufacturing activities. Seller’s biosurgery product line includes products and product candidates that are used for the control of bleeding, or hemostasis, and other surgical applications. Seller’s passive immunotherapy line includes antibody-rich products and products for the treatment of immune deficiencies, infectious diseases and potential biodefense applications.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Seller is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Seller’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Seller or any of its subsidiaries or affiliates or for any failure by Seller to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and the Purchaser.

General.  Parent is a New Jersey corporation, incorporated in the State of New Jersey in 1887, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of Parent is (732) 524-0400. The following description of Parent and its business is qualified in its entirety by reference to Parent’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007. Parent and its subsidiaries have approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. Parent is a holding company, which has more than 250 operating companies conducting business in virtually all countries of the world. Parent’s primary focus has been on products related to human health and well-being.

The Purchaser is a Delaware corporation with its principal offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of the Purchaser is (732) 524-0400. The Purchaser is a wholly-owned subsidiary of Parent. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Parent and the Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto (i) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Johnson & Johnson Development Corporation (“JJDC”), a subsidiary of Parent, acquired 435,257 Shares and warrants to acquire 36,364 Shares in connection with its $5,000,000 investment in Seller in July 2004. JJDC’s principal offices are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Seller, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Ethicon, Inc. (“Ethicon”), a wholly-owned subsidiary of Parent, is currently party to a development agreement and a distribution and supply agreement with Seller. The development agreement obligates Seller and Ethicon to use commercially reasonable efforts to develop certain of Seller’s biosurgery products in accordance with a development plan approved by both companies. Each company grants the other royalty-free, non-exclusive cross licenses to use the other party’s intellectual property rights necessary for the development work contemplated by the agreement. Certain intellectual property developed during development is or will be owned jointly by Seller and Ethicon. The distribution and supply agreement grants to Ethicon the exclusive right, in certain territories, to market, sell and distribute Quixil and other fibrin sealant and hemostasis products that are being developed under the development agreement. Ethicon in turn agreed that Seller would be its exclusive provider of human plasma-derived hemostats and sealants for certain indications. The territories covered by the distribution and supply agreement are the United States and Canada, the E.U., Norway, Iceland, Liechtenstein and Switzerland, excluding, in the case of Quixil, Portugal. Ethicon has a right of first refusal with respect to any new territories into which Seller may expand and may expand into new territories itself upon written notice to Seller. Pursuant to the development agreement and the distribution and supply agreement, Ethicon has paid to Seller approximately $27.1 million during fiscal year 2007 and approximately $27.2 million during fiscal year 2008 to date in respect of certain research and development expenses and certain milestone and transfer payments.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Seller or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Seller or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $438 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

The Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Seller.

Prior to their discussions with respect to the Offer and the Merger as described below, Parent and Seller, in the context of their operating relationship, have from time to time had general preliminary discussions regarding the possibility of an acquisition of Seller by Parent. Certain information below with respect to alternative bidders was provided by Seller.

During a June 13, 2008 telephonic Seller Board meeting, Mr. Taub informed Seller Board that he had been approached by a group of investors (the “Investor Group”) with a verbal proposal for making an acquisition of Seller. During this meeting, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) gave a presentation to Seller Board on its fiduciary duties in connection with a potential transaction. In addition, Seller Board appointed a special committee of independent directors (the “Special Committee”), made up of Messrs. Larry Ellberger, Chairman of the Special Committee, Steven St. Peter, M.D. and Kevin Rakin, to review and evaluate any proposal made by the Investor Group or any other parties for an acquisition, or other business combination with, Seller.

Later that day, the Special Committee met telephonically to discuss the Investor Group’s request for certain information regarding Seller in connection with a possible acquisition proposal. After extensive discussion, the committee members authorized a representative of Seller to advise the Investor Group that Seller was not prepared to share non-public information until it determined if and how it wished to proceed. During this meeting, the Special Committee members also discussed the possibility of approaching Parent about a possible transaction business combination with Parent. The Special Committee also retained Skadden as the Special Committee’s legal advisor.

On June 17, 2008, the Special Committee retained UBS Securities LLC (“UBS”) as Seller’s financial advisor and reviewed, together with Seller’s management and representatives of Seller’s legal and financial advisors, Seller’s response to the Investor Group. During this meeting, the Special Committee authorized Seller’s financial advisor to inform the Investor Group that Seller was not prepared to share non-public information of Seller until such time as Seller were to commence a sale process.

On June 25, 2008, Seller received a non-binding preliminary proposal from the Investor Group, in which the Investor Group indicated its interest in pursuing an acquisition of all or a controlling interest of the Shares at a target range cash price of $21.00 to $25.00 per Share. The Investor Group also indicated that they intended to invite Mr. Taub to participate in the transaction.

On June 26, 2008, the Special Committee met telephonically, together with representatives of Seller’s legal and financial advisors, to discuss the proposal, during which representatives of Skadden provided an overview of Seller Board’s fiduciary duties in connection with the proposal. After discussion, the Special Committee determined that a review of the prospects of Seller on a stand-alone basis was important to enable the Special Committee to formulate a view regarding the Investor Group’s proposal. The Special Committee then authorized Seller’s financial advisor to inform the Investor Group that its proposal was under consideration.

On July 9, 2008, the Special Committee met, together with representatives of Seller’s legal and financial advisors, to discuss the prospects of Seller on a standalone basis. The Special Committee also authorized Seller’s financial advisor to contact Parent to determine its potential interest in pursuing an acquisition of Seller.

On July 23, 2008, Seller Board met, together with representatives of Seller’s legal and financial advisors, and received an update from the Special Committee regarding its activities to date. Representatives of Seller’s financial advisor provided Seller Board with an update on discussions with the Investor Group. In addition, the Board was informed that, in accordance with the Special Committee’s directives, Parent also had been contacted to determine its current level of interest in a potential transaction and that Parent had expressed interest, had provided a preliminary due diligence list and was reviewing Seller’s proposed nondisclosure agreement.

On July 30, 2008, at the invitation of the Special Committee, Mr. Taub participated in a telephonic meeting of the Special Committee, together with representatives of Seller’s legal and financial advisors, during which he advised the Special Committee of his decision not to become a party to the bid of the Investor Group for Seller. Mr. Taub indicated that, despite this decision, the Investor Group had decided to proceed with its bid without him. The Special Committee was then updated on the status of negotiations of Parent’s nondisclosure agreement. At this meeting, the Special Committee authorized Seller’s financial advisors to begin contacting a broad group of potential bidders regarding a possible transaction with Seller.

During the first half of August 2008, an agreed upon set of ten potential bidders, in addition to Parent and the Investor Group, were contacted regarding a potential transaction with Seller.

On August 1, 2008, Seller and Parent executed the Non-Disclosure Agreement, and Parent commenced its due diligence review of Seller.

On August 13, 2008, representatives of Parent and of Seller met to discuss the terms of a potential acquisition by Parent of Seller. Representatives of Seller conducted a management presentation.

On August 15, 2008, during a telephonic meeting of the Special Committee, representatives of Seller’s financial advisor provided the committee members with an update on the status of discussions with potential bidders regarding a possible transaction with Seller. The Special Committee was informed that of the ten companies that had been approached, five had declined to express interest and five had yet to respond. Other than as noted below, none of these parties signed non disclosure agreements. The Special Committee was further informed that indications of interest were due on August 26, 2008. Seller’s financial advisor continued

to work with the other parties contacted and assess if any would be interested in participating in a potential transaction with Seller.

On August 22, 2008, one other potential bidder, (the “Other Potential Bidder”) that Seller’s financial advisor had contacted signed a non-disclosure agreement. Seller’s financial adviser sent the Other Potential Bidder some selected due diligence information and informed it that it was expected to submit an indicative proposal by no later than September 12, 2008. Over the next weeks, Seller’s financial advisor worked with the Other Potential Bidder in providing them additional due diligence information and access to Seller’s management team. During this period, Seller held telephonic due diligence meetings with the Other Potential Bidder.

On August 26, 2008, Parent submitted a non-binding, preliminary proposal letter offering to purchase Seller for $25.00 per Share. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire Seller. After such submission, Parent continued its due diligence of Seller.

Also on August 26, 2008, at a telephonic meeting of Seller Board with representatives of Seller’s financial advisor, the Board was provided with an update regarding the Special Committee’s activities.

On August 27, 2008, at a telephonic meeting of the Special Committee with Mr. Taub and representatives of Seller’s legal and financial advisors, the Special Committee was briefed on the non-binding, preliminary proposal letter received from Parent on August 26, 2008 and on other discussions with Parent and the Investor Group. After extensive deliberation, the Special Committee instructed Seller’s financial advisor to convey to Parent that the proposal it submitted was below what would be acceptable to the Board.

Between August 26, 2008 and September 8, 2008, representatives of Parent and of Seller participated in several discussions concerning Parent’s non-binding preliminary proposal of August 26, 2008.

On September 8, 2008, Parent submitted a revised non-binding preliminary proposal to purchase Seller for $29.00 in cash per Share and outlining certain significant terms and conditions under which Parent would be prepared to acquire Seller.

During a September 9, 2008 telephonic meeting of the Special Committee also attended by a representative of Skadden, Mr. Taub and Seller’s financial advisor discussed with the Special Committee Parent’s revised non-binding preliminary proposal and provided an update on discussions held with another party. After extensive deliberation, the Special Committee decided to allow Parent to continue in a sale process.

On September 12, 2008, the Other Potential Bidder informed Seller’s financial advisor, via telephone, that it would not be submitting an indicative offer for Seller and was withdrawing from the process. The Other Potential Bidder subsequently returned due diligence information provided to them. No other bids were received from the other potential bidders contacted by Seller’s financial advisor regarding a potential transaction with Seller or from the Investor Group.

By a letter dated September 17, 2008, Parent was invited to participate in a second round of the sale process, and was asked to submit a final binding written offer by October 15, 2008.

On September 18, 2008, Seller Board met and received an update from the Special Committee on its activities.

On September 23, 2008, representatives of Parent attended a management presentation conducted by Seller.

During a telephonic meeting on September 29, 2008, the Special Committee received an update on the process and the due diligence that was being conducted by Parent. In addition, representatives from Skadden provided the Special Committee with an overview of a draft merger agreement that it prepared on behalf of Seller and the timing of the proposed process. After this discussion, the Special Committee decided that this draft merger agreement should be provided to Parent. Later that day, the draft merger agreement was forwarded to Parent, and Parent was provided access to a virtual data-room. Thereafter, Parent continued its due diligence review of Seller.

On October 9, 2008, Seller extended the due date for submission of the final binding written offer to October 22, 2008.

On October 22, 2008, Parent sent a non-binding proposal proposing a sale at $25.00 in cash per Share and outlining the significant terms and conditions under which Parent would be prepared to acquire Seller. Parent decreased its bid based on a determination, after further due diligence, that the assumptions used by Parent in its September 9 bid could not be supported, including its assumptions with respect to the period of overcapacity likely to result from Seller’s capital expansion plans and assumptions with respect to the operating risks of the IVIG business. Parent also submitted a markup prepared by Parent’s counsel, Cravath, Swaine & Moore, reflecting their proposed revisions to the draft merger agreement that had been provided by Seller.

On October 26, 2008, the Special Committee met with Seller Board and representatives of Seller’s legal and financial advisors to discuss the status of the discussions, including Parent’s proposed purchase price. During this meeting, representatives of Seller’s financial advisor informed Seller Board that Parent expressed an unwillingness to increase its offer beyond $25.00 in cash per Share. Mr. Taub then presented Seller Board with an update on Seller’s business potential, and recommended that Seller Board reject Parent’s offer. During an executive session, the Special Committee voted, two in favor, and one opposed, to reject Parent’s offer. Seller Board meeting was then reconvened, and the Special Committee then conveyed its recommendation to Seller Board, which recommendation was adopted by Seller Board. Seller Board then instructed Seller’s financial advisor to convey the Board’s decision to Parent, which decision was subsequently conveyed.

On November 10, 2008, in accordance with Seller’s directives, representatives of Seller’s financial advisor called representatives of Parent to discuss Parent’s offer price. Parent was informed that they would be contacted the following day for further discussions.

On November 11, 2008, Mr. Taub spoke with Alex Gorsky, Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., to discuss the offer price. No agreement was reached on such date. Mr. Gorsky reiterated that Parent was not willing to increase its offer beyond $25.00 in cash per Share. Mr. Gorsky agreed to meet in person with representatives of Seller the following week to continue their discussions.

Discussions regarding the offer price also took place on November 11, 2008 between representatives of Parent and Seller’s financial advisor. A representative of Parent advised that, should the parties proceed with a transaction, Parent would like to announce and close the transaction before year-end.

On November 13, 2008, the Special Committee met telephonically, together with representatives of Seller’s legal and financial advisors. The Special Committee received an update on discussions with Parent. Seller’s financial advisor also provided an update on recent financial market conditions and market volatility. Mr. Taub then presented an update on Seller’s business potential and potential risks facing Seller, including potential weaknesses in the business and current market conditions. Mr. Taub explained that these considerations influenced his decision to change his recommendation to a recommendation in favor of Parent’s offer. After extensive discussion, the Special Committee voted unanimously to accept Parent’s offer subject to negotiating an acceptable merger agreement, and authorized Seller’s financial advisor to communicate the committee’s acceptance to Parent. The Special Committee then requested that Mr. Taub and Mr. Ellberger notify the other members of Seller Board of the Special Committee’s decision.

On November 16, 2008, Mr. Taub spoke with Mr. Gorsky to discuss the terms of the potential acquisition, including the offer price. Mr. Gorsky stated that Parent’s offer would remain $25.00 in cash per Share.

On November 17, 2008, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

From November 17, 2008 to November 23, 2008, representatives of Seller and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to conduct its due diligence. Also, during this period, Mr. Taub, Seller and Parent finalized the Tender and Support Agreement, and Messrs. Taub and Mashaich had frequent discussions with Parent regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

On November 20, 2008, Seller Board met and received a presentation from representatives of Skadden on the terms of the Merger Agreement, and the material issues that were under discussion among the parties. Also at this meeting, UBS discussed with Seller Board financial aspects of the proposed transaction with Parent.

On November 23, 2008, Seller Board approved the Merger Agreement, the Offer and the Tender and Support Agreement. Also at this meeting, UBS updated for Seller Board UBS’ financial analysis of the $25.00 per Share consideration provided at the November 20 meeting and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. During this meeting, the Board also approved the modifications requested by Parent to Mr. Taub’s and Mr. Mashiach’s employment arrangements described elsewhere in this Statement. Following such meeting, Parent, Sub and Seller executed and delivered the Merger Agreement and related documents.

On November 24, 2008, Parent and Seller issued a joint press release announcing the execution of the Merger Agreement.

On November 25, 2008, Purchaser commenced the Offer. During the pendency of the Offer, Seller and its directors and officers and Parent, Purchaser and their representatives intend to have ongoing contacts.

11.	The Transaction Agreements.

The following are summaries of the material provisions of the Merger Agreement, the Tender and Support Agreement, the Taub Employment Agreement Amendment and the Mashiach Retention Agreement. The following descriptions of these transaction agreements do not purport to be complete and are qualified in their entirety by reference to the transaction agreements themselves, which we have filed as exhibits to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Parent and the Purchaser” above. For a complete understanding of the each of these transaction agreement, you are encouraged to read the full text of such transaction agreement.

The Merger Agreement

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than the fifth business day from and including the date of initial public announcement of the Merger Agreement). The obligations of the Purchaser to, and of Parent to cause the Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer are subject only to the satisfaction of conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or change the terms of the Offer, except that, without the prior written consent of Seller, the Purchaser may not (i) waive the Minimum Condition, (ii) waive the Offer Condition set forth in clause (b) or (c) of Section 15 — “Certain Conditions of the Offer”, (iii) decrease the Offer Price, (iv) change the form of consideration to be paid in the Offer, (v) reduce the maximum number of Shares to be purchased in the Offer or the minimum number of Shares contemplated by the Minimum Condition, (vi) add to or modify the Offer Conditions or (vii) otherwise amend any other term of the Offer in any manner adverse to the holders of Shares.

The Merger Agreement provides that the Purchaser (i) may, without Seller’s consent, extend the Offer on one or more occasions for any period not exceeding 10 business days for any extension, if on any then scheduled expiration date of the Offer any of the Offer Conditions are not satisfied or, in Parent or the Purchaser’s sole discretion, waived, until such time as any Offer Conditions are satisfied or waived, (ii) may, without Seller’s consent, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (iii) if, on any then scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in Parent or the Purchaser’s sole discretion, waived, then, if requested by Seller, the Purchaser must, and Parent must cause the Purchaser to, extend the Offer through such time as Seller specifies. In no event, however, will the Purchaser be required to extend the Offer beyond May 22, 2009. Notwithstanding the foregoing, if any of the Offer Conditions set forth in clauses (e)(2) or (e)(3) of Section 15 — “Certain Conditions of the Offer” has not been satisfied or, in Parent or the Purchaser’s sole discretion, waived, Seller will not have the right to request the Purchaser to extend the Offer unless the breach or breaches of the Merger Agreement preventing such Offer Conditions from being satisfied are all capable of being cured by Seller through the exercise of its reasonable efforts within 30 days, in which case Seller may request one or more extensions of the Offer for up to 30 days in the aggregate.

The Merger Agreement further provides that if all of the Offer Conditions are satisfied or waived, but the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, held by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent constitute less than 90% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), assuming the exercise of the Top-Up Option (as described below in this Section) in full, the Purchaser may (and if Seller so requests the Purchaser must, and Parent must cause the Purchaser to), upon the applicable expiration time of the Offer, provide a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act and, if applicable and to the extent permitted under such Rule 14d-11, thereafter extend such Subsequent Offering Period. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement.

Top-Up Option.  Seller granted the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, the Purchaser or their affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable for a number of Shares in excess of (i) the number of authorized but unissued Shares (including as authorized and unissued Shares for purposes of the Top-Up Option, any Shares held in the treasury of Seller) or (ii) 19.90% of the number of outstanding Shares or voting power of Seller, in each case as of immediately prior to and after giving effect to the issuance of the Shares purchased with the Top-Up Option. The Top-Up Option is exercisable only once, in whole and not in part, following the time following the expiration of the Offer on which Shares are accepted for payment (the “Acceptance Time”) and prior to the earlier to occur of: (a) the fifth business day after the later of (1) the Acceptance Time and (2) the expiration of any Subsequent Offering Period; and (b) the termination of the Merger Agreement in accordance with its terms. The purchase price owed by the Purchaser to Seller for the newly issued Shares will be paid to Seller in cash without interest, by wire transfer.

The Merger.  The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Seller with Seller being the surviving corporation in the Merger (the “Surviving Corporation”). Following the Effective Time, the separate corporate existence of the Purchaser will cease, and Seller will continue as the Surviving Corporation, wholly owned by Parent. The directors and officers of the Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Seller as treasury stock or owned by Parent or the Purchaser, which will be canceled and retired and will cease to exist and (ii) Shares owned by Seller stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price paid in the Offer (the “Merger Consideration”), without any interest, less any required withholding taxes.

Equity Awards.  The Merger Agreement provides that stock options and other equity-based awards with respect to the Shares will be treated as follows:

•	each stock option will be cancelled and the holder will become entitled to receive from Seller, as of the Effective Time and with respect to each such Seller’s option, cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option, multiplied by (ii) the number of Shares covered by such Seller’s option (the aggregate amount of such cash, the “Option Consideration”), with such payment subject to any applicable tax withholding;

•	restrictions on each restricted stock award granted under the equity plans and outstanding immediately before the Effective Time (each, a “Restricted Stock Award”) will lapse as of the Effective Time and such Restricted Stock Award will be converted into the right to receive the Merger Consideration, subject to applicable tax withholding, and each restricted stock unit award with respect to a share granted under the equity plans and outstanding immediately before the Effective Time (each, an “RSU”) shall be canceled, with the holder of each such Seller RSU becoming entitled to receive the Merger Consideration, subject to tax withholding.

•	with respect to holders of stock options, Restricted Stock Awards or Seller’s RSUs held in trust under the Israeli equity plan at the Effective Time, the Option Consideration or the Merger Consideration with respect to such stock options, Restricted Stock Awards or RSUs will be paid directly to the Israeli equity plan trustee (the “Trustee”). The Trustee will, and Seller will cause the Trustee to, deduct from each payment of Option Consideration or Merger Consideration the applicable withholding tax at the maximum rate required under Israeli law and to transfer such amount to the Israeli Tax Authorities (the “ITA”), unless the Trustee has received, at least one business day prior to the last day on which the amounts so withheld must be transferred to the ITA, either (i) a ruling from the ITA confirming that the Option Consideration and the Merger Consideration will not result in an immediate taxable event for the person entitled to such consideration if such consideration is paid directly to the Trustee and until such time as the consideration is paid to such person (the “Israeli Tax Ruling”) in a form sufficient, under applicable law, to the Trustee’s satisfaction, to establish that withholding is not required or that a lower withholding rate applies; provided that the terms and conditioned of the Israeli Tax Ruling are met, or (ii) certificates or forms issued by the ITA with respect to any or all holders of a stock option, as are sufficient, under applicable law, to the Trustee’s satisfaction, to establish that withholding is not required or that a lower withholding rate applies, in which case, the Trustee will withhold, in lieu of the maximum rate referred to above, such amounts as are consistent with such Israeli Tax Ruling, certificates or forms. To the extent that amounts are so withheld and paid over to the ITA, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of stock options, Restricted Stock Awards or RSUs in respect of which such deduction and withholding was made by the Trustee.

The Merger Agreement provides that all amounts payable with respect to the above equity awards will be subject to any required withholding tax and will be paid without interest.

The Merger Agreement provides that prior to the initial expiration time of the Offer, Seller will take all steps requested by Parent to ensure that no holder of any stock option, and take all steps necessary to ensure that no holder of any warrants, will have the right to acquire any of the Surviving Corporation’s equity securities (or other interests in respect thereof) at any time following the Effective Time.

The Merger Agreement provides that, prior to the Effective Time, Seller will use its reasonable efforts to obtain an acknowledgment from each holder of Seller’s warrants which will provide for the cancellation of all such warrants as of the Effective Time in return for a cash payment to each such holder (promptly following the Effective Time) in an amount equal to (i) the product of (A) the number of Shares subject to such holder’s warrants and (B) the Merger Consideration minus (ii) the product of (A) the number of Shares subject to such holder’s warrants and (B) the per Share exercise price of such warrants immediately prior to the Effective Time (provided that if the foregoing calculation results in a negative number, the cash payment will be $0). All amounts payable in respect of such warrants will be subject to any required withholding of taxes and will be paid without interest.

Representations and Warranties.  In the Merger Agreement, Seller has made customary representations and warranties to Parent and the Purchaser, including representations relating to: organization; Seller’s capitalization; authorization, validity of the Merger Agreement and Seller’s action; consents and approvals and no violations; Seller’s SEC reports; no undisclosed liabilities; absence of certain changes; employee benefit plans and ERISA; litigation; permits and compliance with law; regulatory matters; taxes; intellectual property; environmental matters; labor matters; Offer documents and proxy statements; takeover laws; contracts; voting requirements; brokers or finders; opinion of financial advisor; relationships with customers and suppliers; and absence of other representations.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Seller, including representations relating to: organization; authorization, validity of the Merger Agreement and necessary action; consents and approvals, and no violations; the Purchaser’s operations; information supplied; sufficient funds; Share ownership; and investigation by Parent and the Purchaser.

Operating Covenants.  The Merger Agreement provides that, from and after the date of the Merger Agreement, except as may be required by law, or with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), or as expressly contemplated or permitted by the Merger Agreement (including as set forth in Seller’s disclosure schedules), the business of Seller and its subsidiaries will be conducted only in the ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, Seller will, and will cause its subsidiaries to, use reasonable efforts to (i) preserve intact their current business organization and (ii) preserve their present relationships with customers, suppliers and others having business dealings with them who are integral to the operation of their businesses as presently conducted.

In addition, from and after the date of the Merger Agreement, Seller and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to: restrictions relating to the issuance, delivery, sale, disposition of, pledge or other encumbrance of stock; redemption or repurchase of stock; splitting, combining, subdividing or reclassifying any Shares; the declaration, setting aside for payment or payment of dividends; adoption of a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Seller, other than the Merger; acquisitions of businesses or assets; sale, lease, license, mortgage, sale and leaseback or other encumbrance or disposition of any of its properties or other assets; indebtedness; employee compensation, benefits and retirement plans; actions to fund or secure payment of compensation or benefits; changes in accounting methods; amendment of its certificate of incorporation or bylaws; capital expenditures; payment, discharge, settlement or satisfaction of claims, liabilities or obligations or waiver of any benefits under certain contracts; entry into or amendment of certain contracts, including, but not limited to, research, clinical trial, and development contracts, and contracts that would reasonably be expected to adversely affect Seller and its subsidiaries in any material respect or impair the ability of Seller to perform its obligations under the Merger Agreement; change in any material tax election and other restrictions related to tax matters; and intellectual property, each except as may be required by law, or with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), or as expressly contemplated or permitted by the Merger Agreement (including as set forth in Seller’s disclosure schedules).

Rule 14(d)-(10)(d) Matters.  The Merger Agreement also provides for certain representations and covenants on the part of Seller relating to Rule 14(d)-10(d) of the Exchange Act and steps that are to be taken by the Seller Board and compensation committee to cause to be exempt under such Rule 14(d)-10(d) any employment compensation, severance or other employee benefit arrangement that has been or will be entered into by Seller, Parent or any of their respective affiliates with current or future directors, officers or employees of Seller and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such Rule.

Special Stockholders Meeting.  The Merger Agreement provides that Seller will, if the adoption of the Merger Agreement by Seller’s stockholders is required by applicable law in order to consummate the Merger, hold a special meeting of its stockholders for the purpose of considering adopting the Merger Agreement.

No Solicitation Provisions.  The Merger Agreement contains provisions prohibiting, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms (subject to certain exceptions as described below and in the Merger Agreement) each of Seller and its subsidiaries, as well as any of its or their respective officers, directors, employees, counsel, investment bankers, accountants and other authorized representatives (collectively, “Representatives”), from:

•	initiating, soliciting or taking any action to facilitate, directly or indirectly, any inquiries regarding or the making of any Acquisition Proposal (as defined below in this Section); or

•	except as permitted by the Merger Agreement, engaging in negotiations or discussions with, or furnishing any information or data to, any Person relating to an Acquisition Proposal.

However, at any time prior to the date Purchaser accepts for payment, in accordance with the provisions of the Merger Agreement, all shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Date”), in the event that Seller receives an unsolicited written Acquisition Proposal after the date of the Merger Agreement that did not result from a breach of these provisions of the Merger Agreement, Seller and the Seller Board may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any information and access to, any third person making such Acquisition Proposal and its Representatives or potential sources of financing if (i) the Seller Board determines in good faith, after consultation with Seller’s outside legal counsel and financial advisor, that such third person is reasonably likely to submit to Seller an Acquisition Proposal that is a Superior Proposal (as defined below in this Section) and (ii) the Seller Board determines in good faith, after consultation with its counsel, that the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with the directors’ fiduciary duties to Seller’s stockholders under applicable law; provided that all such information so furnished has been previously provided to Parent or is provided to Parent substantially concurrent with it being so furnished to such third person or its Representatives. In addition, nothing in the Merger Agreement will restrict Seller from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable law.

The Merger Agreement also provides that Seller will promptly advise Parent orally and in writing of any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any changes thereto) and the identity of the person making any such Acquisition Proposal. Seller will (i) keep Parent fully informed of the status and material details (including any change to the terms thereof) of any such Acquisition Proposal and any discussions and negotiations concerning the material terms and conditions thereof and (ii) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material (including all draft agreements and any comments thereon) relating to any such Acquisition Proposal exchanged between Seller or any of its subsidiaries (or their Representatives), on the one hand, and the third person making an Acquisition Proposal (or its Representatives), on the other hand.

The Merger Agreement also provides that neither the Seller Board nor any committee thereof will (i) (A) withdraw (or modify in a manner adverse to Parent or the Purchaser), or publicly propose to withdraw (or so modify) the recommendation by the Seller Board and any committee thereof of the Offer, the Merger or the Merger Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) approve or recommend, or propose to approve or recommend, or allow Seller or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a customary confidentiality agreement) (any such agreement, an “Acquisition Agreement”). Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Acceptance Date, the Seller Board may (i) make a Change in Recommendation if the

Seller Board determines in good faith (after consultation with its counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of Seller under applicable law and (ii) terminate the Merger Agreement to accept a Superior Proposal that was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of these provisions of the Merger Agreement; provided, however, that (1) no Change in Recommendation may be made and (2) no termination of the Merger Agreement pursuant to these provisions of the Merger Agreement may be made, in each case until after the fifth business day following Parent’s receipt of written notice from Seller advising Parent that the Seller Board intends to make a Change in Recommendation (a “Notice of Adverse Recommendation”) or terminate the Agreement pursuant to these provisions of the Merger Agreement (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if the basis of the proposed action by the Seller Board is a Superior Proposal, the terms and conditions of any such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal will require a new Notice of Adverse Recommendation or Notice of Superior Proposal and a new five business day period). In determining whether to make a Change in Recommendation, the Seller Board will take into account any changes to the terms of the Merger Agreement proposed by Parent in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise.

As used in the Merger Agreement, an “Acquisition Proposal” means any proposal or offer made by any third party to purchase or otherwise acquire, directly or indirectly in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of any class of equity securities of Seller pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or any other transaction involving Seller or (ii) any one or more assets or businesses of Seller and its subsidiaries that constitute 15% or more of the revenues, net income or assets of Seller and its subsidiaries, taken as a whole.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide offer made by any third party that if accepted would result in such person (or its stockholders) owning, directly or indirectly, all or substantially all of the Shares then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Seller, which the Seller Board determines in good faith, after consultation with Seller’s outside legal counsel and a financial advisor) to be (i) more favorable from a financial point of view to the stockholders of Seller than the transactions contemplated by the Merger Agreement (taking into account all the terms and conditions of such offer and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise)), and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such offer.

Employee Benefit Matters.  The Merger Agreement provides that, for a period of 12 months following the Effective Time, Parent will, subject to any requirements imposed by local law, cause to be provided to employees of Seller and its subsidiaries who are primarily employed in the United States (the “US Employees”) who remain in the employment of the Surviving Corporation base salary or hourly wage rates that, on an individual-by-individual basis, are no less favorable than those provided to such US Employees immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to recognize the service of each US Employee as if such service had been performed with Parent (i) for purposes of vesting (but not benefit accrual) under Parent’s defined benefit pension plan, (ii) for purposes of vesting under Parent’s 401(k) retirement plan, (iii) for purposes of eligibility for vacation under Parent’s vacation program, (iv) for purposes of eligibility and participation under any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan) and (v) unless covered under another arrangement with or of Seller, for benefit accrual purposes under Parent’s severance plan, in each case, to the extent that Parent makes such plan or program available to such US Employee and not in any case where credit would result in duplication of benefits). Each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries following the Effective Time and in which Employees participate (the “Parent Plans”) will waive pre-existing condition limitations to the extent waived or not applicable under the applicable employee benefit plan. US Employees will be given credit under the applicable employee benefit plan for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan. Parent shall cause to be provided to employees of Seller and its subsidiaries who are primarily employed in Israel (the “Israeli Employees” and, collectively with the US Employees, the “Employees”) any terms and conditions of employment (including plans, programs and social insurance contributions or arrangements) to the extent required by Israeli law in order for Parent, the Surviving Corporation and their subsidiaries to avoid any liability that would otherwise result from a failure to comply with relevant Israeli law and honor all employee benefit plans and certain benefit agreements in which (or to which) such Israeli Employees are a participant or a party in accordance with their terms.

The Merger Agreement also provides that Parent will, or will cause the Surviving Corporation to, honor the terms of all employee benefit plans set forth in Section 6.5(b) of Seller’s disclosure schedule to the Merger Agreement. The Merger Agreement further permits Seller to pay (to the extent not theretofore paid), immediately prior to the Effective Time, 2008 incentive compensation to Employees who participate in Seller’s annual incentive plans for fiscal year 2008, subject to certain restrictions.

The Merger Agreement further provides that no provision of the Merger Agreement will (i) create any right in any Employee to continued employment by Parent, Seller, the Surviving Corporation or any respective subsidiary thereof, or preclude the ability of Parent, Seller, the Surviving Corporation or any respective subsidiary thereof, to terminate the employment of any employee for any reason or (ii) require Parent, Seller, the Surviving Corporation, or any respective subsidiary thereof, to continue any benefit plan or prevent the amendment, modification, or termination thereof after the date of the closing of the Merger. The Merger Agreement also provides that Section 6.5 of the Merger Agreement will be binding upon and will inure solely to the benefit of each of the parties to the Merger Agreement, and nothing in Section 6.5, express or implied, is intended to confer upon any other third person any rights or remedies of any nature whatsoever under or by reason of Section 6.5 or is intended to be, will constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Parent, Seller, the Surviving Corporation or any respective subsidiary thereof.

Insurance, Indemnification and Exculpation.  The Merger Agreement provides that Parent agrees that any rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of Seller or any of its subsidiaries (“Indemnified Parties”) as provided in Seller’s certificate of incorporation or bylaws or any indemnification agreements between an Indemnified Party and Seller or any of its subsidiaries (in each case, as in effect on the date of the Merger Agreement or as amended or entered into prior to the closing of the Merger with the consent of Parent), will survive the Merger and will continue in full force and effect in accordance with their terms.

Parent agreed pursuant to the Merger Agreement that it will purchase a six year “tail” directors’ and officers’ liability insurance policy for Seller’s directors and officers covered by Seller’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement, that provides such directors and officers with coverage in respect of acts or omissions occurring at or prior to the Effective Time on terms no less favorable than the coverage provided under Seller’s directors’ and officers’ liability insurance policy as in effect on the date of the Merger Agreement. However, the aggregate cost of this “tail” policy will not exceed $1.04 million.

Parent agreed pursuant to the Merger Agreement that in the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns assume the obligations set forth in these provisions of the Merger Agreement.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the parties to use its reasonable efforts to promptly (i) take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement, (ii) obtain from any court, legislative, executive or regulatory authority or agency (whether domestic or foreign) (a “Governmental Entity”) any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Seller or Parent or any of its subsidiaries in connection with the authorization, execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to the Merger Agreement, the Offer and the Merger required under (A) any applicable federal or state securities laws, (B) the Israeli Anti-Trust Law and any other applicable antitrust laws, (C) the Law for the Encouragement of Capital Investment of Israel, 5719-1959, and the regulations and approvals promulgated thereunder, (D) the Encouragement of Industrial Research and Development Law of Israel, 5744-1984, and the regulations and grant approvals promulgated thereunder by the OCS and (E) any other applicable law; provided, however, that Seller and Parent will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party and including the timing of the initial filings, which will be made as promptly as practicable after the date of the Merger Agreement; (iv) furnish all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by the Merger Agreement; (v) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the transactions contemplated by the Merger Agreement; (vi) permit the other parties to review any material written communication delivered to any Governmental Entity relating to the transactions contemplated by the Merger Agreement or in connection with any proceeding by a private party relating thereto; (vii) obtain all necessary consents, approvals or waivers from third parties; provided that none of Seller, Parent or the Purchaser will be required to make any payment to any such third parties or concede anything of value to obtain such consents; (viii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the transactions contemplated by the Merger Agreement, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby; and (ix) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Nothing in the Merger Agreement is to be deemed to require Parent to agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent, Seller or any of their respective subsidiaries. No parties to the Merger Agreement are to consent to any voluntary delay of the consummation of the transactions contemplated by the Merger Agreement at the behest of any Governmental Entity without the consent of the other parties to the Merger Agreement, which consent will not be unreasonably withheld.

The Merger Agreement also provides that Seller and the Seller Board will (1) use their reasonable efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (2) if any state takeover statute or similar statute becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, use their reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Directors.  The Merger Agreement provides that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of Shares as would satisfy the Minimum Condition, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Seller Board as is equal to the product of the total number of directors on the Seller Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or their affiliates at such time (including Shares so accepted for payment and any Shares purchased pursuant to the Top-Up Option) bears to the total number of Shares then outstanding; provided, however, that Parent will be entitled to designate at least a majority of the directors on the Seller Board (as long as Parent and its affiliates beneficially own a majority of the Shares). Seller will, upon request of Parent and subject to the terms of Seller’s certificate of incorporation and by-laws, promptly take all actions necessary to cause Parent’s designees to be so elected or appointed, including, without limitation, increasing the size of the Seller Board and/or seeking the resignations of one or more incumbent directors. At such times, subject to the provisions of the Merger Agreement described in the following paragraph and applicable law and regulations and the rules of the Nasdaq, Seller will cause individuals designated by Parent to constitute such number of members of each committee of the Seller Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Seller Board, other than any committee of the Seller Board established to take action under the Merger Agreement which committee will be composed only of Continuing Directors (as defined below). Seller’s obligations to appoint Parent’s designees to the Seller Board are subject to Section 14(f) of the Exchange Act and Rule 14f-l thereunder. Seller is obligated to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under these provisions of the Merger Agreement, including mailing to stockholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1 as is necessary to enable Parent’s designees to be elected to the Seller Board. Parent is to supply to Seller, and is to be solely responsible for, any information with respect to itself and its officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1.

The Merger Agreement also provides that, in the event that Parent’s designees are elected or appointed to the Seller Board pursuant to these provisions of the Merger Agreement then, until the Effective Time, Seller is obligated to cause the Seller Board to maintain at least three directors who are members of the Seller Board on the date of the Merger Agreement and who are not officers of Seller and who are independent directors for purposes of the continued listing requirements of the Nasdaq (the “Continuing Directors”); provided, however, that if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors are to be entitled to elect or designate a person to fill such vacancy who will be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers, employees, stockholders or affiliates of Seller, Parent or the Purchaser, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

The Merger Agreement further provides that, following the time directors designated by Parent are elected or appointed to the Seller Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors (or of the sole Continuing Director if there is only one Continuing Director) will be required, and no further action of the Seller Board will be required, to (i) amend or terminate the Merger Agreement on behalf of Seller, (ii) exercise or waive any of Seller’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent’s or the Purchaser’s obligations under the Merger Agreement, (iv) take any action adversely affecting the rights of Seller’s stockholders, or (v) take any other action by Seller in connection with the Merger Agreement and the transactions contemplated thereby. Following the Acceptance Time and prior to the Effective Time, neither Parent nor the Purchaser will take any action to remove a Continuing Director absent cause and subject to the terms of Sellers certificate of incorporation and bylaws.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	if and to the extent required under applicable law, the Merger Agreement will have been adopted by the affirmative vote of the holders of a majority of the outstanding Shares;

•	no Governmental Entity having jurisdiction over Seller, Parent or the Purchaser will have issued a final, non-appealable order, decree or ruling or taken any other action which is then in effect which has the effect of enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement; provided, however, that the parties to the Merger Agreement will have used reasonable efforts to cause any such order, decree, ruling or action to be vacated or lifted or to ameliorate the effects thereof; and

•	the Purchaser will have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and the Merger contemplated in the Merger Agreement may be abandoned as follows:

•	at any time, by the mutual written agreement of Seller and Parent;

•	by either Seller or Parent if the Offer has not been consummated on or prior to May 22, 2009 (the “Termination Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a cause of, or resulted in, the failure of the Offer to be consummated on or prior to such date;

•	by either Seller or Parent prior to the Acceptance Time, if any Governmental Entity having jurisdiction over Seller, Parent or the Purchaser will have issued an order, decree or ruling or taken any other action, in each case permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially as contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and non-appealable; provided, however, the party seeking to terminate the Merger Agreement under this provision has used reasonable efforts to cause any such order, decree, ruling or action to be vacated or lifted or to ameliorate the effects thereof;

•	by either Seller or Parent (A) if the Offer has expired or terminated in accordance with its terms without any Shares being purchased therein or (B) if the Purchaser has failed to commence the Offer by the date that is the fifth business day from and including the date of the Merger Agreement; provided, however, that this right to terminate the Merger Agreement will not be available to Seller or Parent if its failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any Shares to be purchased in the Offer or the failure to commence the Offer by such date, as the case may be;

•	by Seller prior to the Acceptance Time upon a material breach of any representation, warranty, covenant or agreement on the part of Parent or the Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent or the Purchaser has become untrue in any material respect; provided that if such breach is curable by Parent and the Purchaser within 30 days through the exercise of their reasonable efforts during such 30 day period and Parent and the Purchaser continue to exercise such reasonable efforts, Seller may not terminate the Merger Agreement under this provision unless such breach is not cured within such 30 day period; provided further that the right to terminate the Merger Agreement under provision will not be available to Seller if it has failed to perform in any material respect any of its obligations under or in connection with the Merger Agreement;

•	by Seller prior to the Acceptance Time in order to accept a Superior Proposal that was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of the provisions of the Merger Agreement described above under “No Solicitation Provisions”; provided, however, that no termination of the Merger Agreement pursuant those provisions may be made, in each case until after the fifth business day following Parent’s receipt of a Notice of Adverse Recommendation or a Notice of Superior Proposal and specifying the reasons therefor, including, if the basis of the proposed action by the Seller Board is a Superior Proposal, the terms and conditions of any such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal will require a new Notice of Adverse Recommendation or Notice of Superior Proposal and a new five business day period);

•	by Parent prior to the Acceptance Time upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in the Merger Agreement, or if any representation or warranty of Seller has become untrue, in any case such that the conditions set forth in clause (e)(2) or (e)(3) of Section 15 — “Certain Conditions of the Offer” would not be satisfied; provided that if such breach is curable by Seller within 30 days through the exercise of its reasonable efforts during such 30 day period and Seller continues to exercise such reasonable efforts, Parent may not terminate the Merger Agreement under this provision unless such breach is not cured within such 30 day period; provided further that this right to terminate the Merger Agreement will not be available to Parent if it or the Purchaser has failed to perform in any material respect any of their obligations under or in connection with the Merger Agreement; or

•	by Parent prior to the Acceptance Time in the event that the Seller Board (A) has effected a Change in Recommendation or (B) fails publicly to reaffirm its recommendation of the Merger Agreement and the transactions contemplated thereby (x) within 10 business days of receipt of a written request by Parent to provide such reaffirmation following an Acquisition Proposal or (y) if the Termination Date is less than 10 business days (but more than four business days) from the receipt of such a request by Parent following an Acquisition Proposal, by the close of business on the business day immediately preceding the Termination Date.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $13.15 million (the “Termination Fee”) will be payable in cash by Seller to Parent under any of the following circumstances:

•	the Merger Agreement is terminated by Seller in order to accept a Superior Proposal that was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of the provisions of the Merger Agreement described above under “No Solicitation Provisions” (in which case the Termination Fee is to be paid concurrently with the termination of the Merger Agreement); or

•	the Merger Agreement is terminated by Parent in the event that the Seller Board (A) has effected a Change in Recommendation or (B) fails publicly to reaffirm its recommendation of the Merger Agreement and the transactions contemplated thereby (x) within 10 business days of receipt of a written request by Parent to provide such reaffirmation following an Acquisition Proposal or (y) if the Termination Date is less than 10 business days (but more than four (4) business days) from the receipt of such a request by Parent following an Acquisition Proposal, by the close of business on the business day immediately preceding the Termination Date (in which case the Termination Fee is to be paid concurrently with the termination of the Merger Agreement); or

•	if (i) the Merger Agreement is terminated by either Parent or Seller because either (a) the Offer has not been consummated on or prior to the Termination Date or (b) (I) the Offer has expired or terminated in accordance with its terms without any Shares being purchased therein or (II) the Purchaser has failed to commence the Offer by the date that is the fifth business day from and including the date of the Merger Agreement, (ii) an Acquisition Proposal (or the intention by any third person to make an Acquisition Proposal) has been publicly disclosed for the first time after the date of the Merger Agreement and prior to such termination and (iii) within 12 months after such termination, Seller enters into a definitive agreement with respect to (or consummates) a transaction contemplated by any Acquisition Proposal (in which case the Termination Fee is to be paid on the date of the first to occur of the entering into or consummation of a transaction contemplated by an Acquisition Proposal). For purposes of clause (iii) of the immediately preceding sentence, the term “Acquisition Proposal” has the meaning described above in the description of the “No Solicitation Provisions” except that the references to “15%” will be deemed to be references to 40%.

The Merger Agreement provides that in no event will Seller be required to pay the Termination Fee (i) on more than one occasion or (ii) if, at the time the Merger Agreement is terminated, the Merger Agreement could have been terminated by Seller pursuant to the provisions permitting termination (a) if prior to the Acceptance Time, if any Governmental Entity having jurisdiction over Seller, Parent or the Purchaser has issued an order, decree or ruling or taken any other action, in each case permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially as contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable or (b) upon a material breach of any representation, warranty, covenant or agreement on the part of Parent or the Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent or the Purchaser has become untrue in any material respect. Upon payment of such fee, Seller will have no further liability to Parent or the Purchaser with respect to the Merger Agreement or the transactions contemplated hereby. Notwithstanding anything else in the Merger Agreement to the contrary, the payment of the Termination Fee is to be made by wire transfer of immediately-available funds to an account designated by Parent and will be reduced by any amounts required to be deducted or withheld therefrom under applicable law in respect of taxes.

Amendment.  The Merger Agreement may be amended by the parties to the Merger Agreement, subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger Agreement by the stockholders of Seller, no amendment will be made which changes the consideration payable in the Merger or adversely affects the rights of Seller’s stockholders under the Merger Agreement or is otherwise required under any applicable law to be approved by such stockholders without, in each case, the approval of such stockholders.

Following the election or appointment of the designees of Parent to the Seller Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors (or of the sole Continuing Director if there is only one Continuing Director) will be required, and no further action of the Seller Board will be required, to (i) amend or terminate the Merger Agreement on behalf of Seller, (ii) exercise or waive any of Seller’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent’s or the Purchaser’s obligations under the Merger Agreement, (iv) take any action adversely affecting the rights of Seller’s stockholders, or (v) take any other action by Seller in connection with the Merger Agreement and the transactions contemplated thereby.

The Tender and Support Agreement

Mr. Taub and two entities that are controlled by him (TINV SA and MINV SA) entered into the Tender and Support Agreement with Parent and Purchaser under which they, among other things, (i) agreed to tender all of their Shares (other than Shares beneficially owned in the form of stock options or restricted stock, but only to the extent such Shares remain unvested, restricted or unexercised, as the case may be) pursuant to the Offer, (ii) agreed to vote such Shares in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (and in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement) and against any other agreement or arrangement related to any Acquisition Proposal and any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Seller, (iii) agreed to certain restrictions on the transfer of such Shares and on their ability to enter into any other arrangements inconsistent with the Tender and Support Agreement, and (iv) agreed not to exercise any appraisal rights in respect of such Shares which may arise in connection with the Merger.

The Tender and Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) reduction of the Offer Price.

The Taub Employment Agreement Amendment

On November 21, 2008, Seller entered into an agreement amending its employment agreement with its Chairman and Chief Executive Officer, Robert Taub. The amendment terminates Mr. Taub’s employment upon the closing of the Merger and entitles him to certain payments and benefits following such termination. These include a lump sum payment of two years of base salary, payment of all accrued obligations and payment of a pro-rata portion of any annual bonus awarded to Mr. Taub in respect of the year prior to the year of the closing of the Merger. Mr. Taub is also entitled to coverage under all health care benefits in place at the time of termination for a period of one year following the termination and a payment equal to the premium payable for one year of his current private German health insurance. In addition, Mr. Taub is entitled to a gross-up payment for any excise tax levied under Section 280G of the Code. Under this amendment, Mr. Taub will remain subject to non-competition and non-solicitation covenants for a period of three years following the closing.

The Mashiach Retention Agreement

On November 20, 2008, Seller entered into a retention agreement amending its employment agreement with its Chief Operating Officer, Nissim Mashiach. This agreement was entered into to secure Mr. Mashiach’s continued employment with Seller following the closing of the Merger. Under this agreement, in exchange for

Mr. Mashiach limiting his right under the employment agreement to terminate his employment for good reason upon the closing of the Merger, he is entitled to the payment of a retention bonus in the form of a lump-sum amount equal to 12 months base salary, provided he remains an active, full-time employee of the Seller or Parent for a period of 12 months following the closing of the Merger. Additionally, if Mr. Mashiach is terminated without cause or he terminates his employment due to a material diminution of duties or material salary reduction during the 12 month period following the closing of the Merger, then he will be entitled to certain payments and benefits following such termination, which include payment of all accrued obligations, salary continuation for a period of 12 months and a one time lump-sum payment of up to a maximum $75,000 for relocation expenses back to Israel.

12.	Purpose of the Offer; Plans for Seller.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Seller. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as soon as practicable after the acquisition of Shares in the Offer.

Statutory Requirements.  In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Seller’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own a number of Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Seller stockholder.

Plans for Seller.  Except as set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of Seller will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of Seller during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of Seller’s potential in conjunction with Parent’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Seller or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Seller or any of its subsidiaries, (iii) any change in the Seller Board or management of Seller, (iv) any material change in Seller’s present dividend rate or policy, or indebtedness or capitalization, or (v) any other material change in Seller’s corporate structure or business.

Appraisal Rights.  No appraisal rights are available to Seller stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Seller who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of Seller for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. If any Seller stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Seller stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser and Parent. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Listing.  The Shares are listed on the Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq for continued listing on the Nasdaq. The rules of the Nasdaq establish certain criteria that, if not met, could lead to the delisting of the Shares from the Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares would be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of

Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock listings, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Seller to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Seller to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Seller, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Seller and persons holding “restricted securities” of Seller to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the Nasdaq. Parent and the Purchaser currently intend to seek to cause Seller to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from and after the date of the Merger Agreement, except as may be required by law, or with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned) or as expressly contemplated or permitted by the Merger Agreement, neither Seller nor its subsidiaries will declare, set aside for payment or pay any dividends in respect of any Shares or otherwise make any payments or distributions to stockholders of Seller or of any subsidiary of Seller that is not wholly-owned (directly or indirectly) by Seller in their capacity as such.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer and, subject to any applicable rules and regulations of the SEC, may postpone the acceptance for payment of, and the purchase and payment for, any Shares tendered pursuant to the Offer if:

(a) there shall have been validly tendered and not validly withdrawn prior to the final expiration of the Offer a number of Shares which, together with any Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitutes less than a majority of the Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”);

(b) the approval under the Israeli Anti-Trust Law for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received and the expiration or termination prior to the expiration of the Offer of the applicable waiting period (including any extension thereof, by law, the consent of the parties to the Merger Agreement, or otherwise) thereunder has not occurred;

(c) the approval of the Investment Center under the Law for the Encouragement of Capital Investment of Israel for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received;

(d) the approval of the OCS for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received, if required by applicable law; or

(e) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following events shall have occurred and be continuing:

1. (a) a Governmental Entity having jurisdiction over Seller, Parent or the Purchaser shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Offer or the Merger on the terms contemplated by the Merger Agreement or (b) there shall be pending or threatened any suit, proceeding, investigation or other action by any Governmental Entity seeking to enjoin or otherwise prohibit consummation of the Offer or the Merger on the terms contemplated by the Merger Agreement; provided, however, that, in the case of clause (a) and (b), Parent and the Purchaser shall have used reasonable efforts to cause any such order, decree, ruling, suit, proceeding, investigation or action to be vacated or lifted or to ameliorate the effects thereof; provided further that, in the case of clause (a) and (b), if any such order, decree, ruling, suit, proceeding or action is temporary or preliminary in nature Parent and the Purchaser may not, during the pendency thereof and by virtue of this condition alone, amend or terminate the Offer (but Parent and the Purchaser may only extend the Offer and thereby postpone acceptance for payment and purchase of the Shares);

2. any representation or warranty of Seller contained in the Merger Agreement that is qualified as to “materiality” or Company Material Adverse Effect (as defined below) shall not be true and correct (or any such representation or warranty that is not so qualified shall not be true and correct in any material respect) in each case as of the date of the Merger Agreement and as of the Acceptance Date, other than any such representation or warranty that addresses matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and correct as of such date or with respect to such period;

3. Seller shall not have performed in all material respects all its obligations under the Merger Agreement to be performed by it on or prior to the date of consummation of the Offer; or

4. the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer as and to the extent permitted by the Merger Agreement.

As used in the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, event, occurrence, circumstance or development which, individually or in the aggregate, has resulted or would reasonably be expected to result in any material adverse change in, or material adverse effect on, the business, financial condition or results of operations of Seller and its subsidiaries taken as a whole; provided, however, that the effects relating or attributable to the following will be excluded from the determination of Company Material Adverse Effect: (w) any change, effect, event, occurrence, circumstance or development in any of the industries and markets in which Seller and its subsidiaries operate or in any laws or accounting regulations applicable to Seller or any of its subsidiaries (in each case to the extent they have not had, or would reasonably be expected not to have, a disproportionate effect on Seller and its subsidiaries relative to other companies in the same industry as Seller); (x) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which Seller or its subsidiaries conduct business (in each case to the extent they have not had, or would reasonably be expected not to have, a disproportionate effect on Seller and its subsidiaries relative to other companies in the same industry as Seller); (y) any acts of God, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war (in each case to the extent they have not had, or would reasonably be expected not to have, a disproportionate effect on Seller and its subsidiaries relative to other companies in the same industry as Seller); and (z) any changes in the market price or trading volume of Shares or any failure by Seller to meet internal, analysts’ or other earnings estimates or financial projections in and of themselves (for clarity, any of the underlying causes contributing to any such changes or failures described in this clause (z) will not be excluded from the determination of Company Material Adverse Effect).

16.	Certain Legal Matters; Regulatory Approvals.

General.  The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Seller with the SEC and other publicly available information concerning Seller, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Seller’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Seller’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Delaware, where Seller is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Seller, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL as described below) purport to apply to the Offer or the Merger, Parent and the Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Seller Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement, and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Seller, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

Israeli Antitrust Compliance.

Parent and Seller have determined that the purchase of Shares pursuant to the Offer and the consummation of the Merger require filing, and the obtaining of an approval, under the Israeli Anti-Trust Law. Following entrance into the Merger Agreement, a “Merger Notice” will need to be filed by each of Seller and the Purchaser and the approval of the Israeli General Director of the Antitrust Authority must be obtained with respect to the Merger. The General Director is to provide its approval (or conditioned approval) or denial within 30 days of submission; however, this period may be extended by the Restrictive Trade Practices Tribunal of Israel or with the consent of the parties upon request of the Israeli General Director of Antitrust Authority. A non-response within the 30-day period after filing the Merger Notice (unless extended) is deemed an approval.

If such approval under the Israeli Anti-Trust Law for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received, the Purchaser may not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer. See Section 15 — “Certain Conditions of the Offer.”

Other Foreign Laws.

The Law for the Encouragement of Capital Investment of Israel, 5719-1959, and the regulations and approvals promulgated thereunder, provides that an “Approved Enterprise” is entitled to a pre-determined set of benefits, according to the actual program of benefits requested in the submitted application, as approved. Under the terms of the Approved Enterprise program under which Seller received said benefits, there is a requirement to file and obtain the approval of the Investment Center for the purchase of Shares pursuant to the Offer and the consummation of the Merger.

The Israeli Encouragement of Industrial Research and Development Law, 5744-1984, and the regulations promulgated thereunder, provides for the OCS to grant funds for the purpose of research and development projects in Israel (“Approved Plans”). Under the terms of the Approved Plans under which Seller received grants, there is a requirement to file and obtain OCS approval for the purchase of Shares pursuant to the Offer and the consummation of the Merger. Subsequent changes in applicable law suggest that such an approval may no longer be required and a notice to the OCS may be sufficient.

If such approval of the Investment Center under the Law for the Encouragement of Capital Investment of Israel or, if required by applicable law, of the OCS for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received, the Purchaser may not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Parent has determined that compliance with the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filings required thereunder with the Federal Trade Commission and the Antitrust Division of the Department of Justice will not be required in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

17.	Fees and Expenses.

Georgeson Securities Corporation (“GSC”) is acting as Dealer Manager in connection with the Offer, for which services GSC will receive customary compensation. Parent and the Purchaser have agreed to reimburse GSC for reasonable costs and expenses incurred in connection with GSC’s engagement, and to indemnify GSC and certain related parties against specified liabilities. In the ordinary course of GSC’s businesses, GSC and its affiliates may actively trade or hold securities of Parent and Seller for the accounts of customers and, accordingly, GSC or its affiliates may at any time hold long or short positions in these securities.

Parent and the Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Limited to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Seller has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Seller Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Seller” above.

Binder Merger Sub, Inc.

November 25, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND THE PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the current phone number of each person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or
Employment; Material Positions Held
Name and Address	During the Past Five Years

Mary Sue Coleman, Ph.D	Director of Parent since 2003.
President, University of Michigan. Served as President of University of Michigan since August 2002 and is also Professor of biological chemistry at the University of Michigan Medical School and Professor of chemistry at the University of Michigan College of Literature, Science and the Arts. Served as President of the University of Iowa from 1995 to July 2002. Prior to 1995, served as Provost and Vice President for Academic Affairs at the University of New Mexico, Vice Chancellor for Graduate Studies & Research and Associate Provost and Dean of Research at the University of North Carolina at Chapel Hill, and as a member of the biochemistry faculty and as an administrator at the Cancer Center of the University of Kentucky in Lexington. Also serves as a Fellow of the American Academy of Arts and Sciences and the American Association for the Advancement of Science, as Director of Meredith Corporation and as Trustee of the John S. and James L. Knight Foundation and the Gerald R. Ford Foundation. Member of the Audit and the Science & Technology Advisory Committees of Parent.

James G. Cullen	Director of Parent since 1995.
Retired President and Chief Operating Officer, Bell Atlantic Corporation. Held various executive positions at Bell Atlantic Corporation, including Vice Chairman between 1995 and 1998 and President between 1993 and 1995 and served as President and Chief Executive Officer of Bell Atlantic-New Jersey, Inc. from 1989 to 1993. Serves as Director of Neustar, Inc., Prudential Financial, Inc., and Eisenhower Medical Center and serves as Director and non-executive Chairman of Agilent Technologies, Inc. Chairman of the Audit Committee and member of the Nominating & Corporate Governance Committee of Parent.

Michael M.E. Johns, M.D	Director of Parent since 2005.
Chancellor, Emory University. Has served since October 2007 as Chancellor of Emory University, where he previously served as Executive Vice President for Health Affairs and Chief Executive Officer of the Robert W. Woodruff Health Sciences Center from 1996 to 2007 and as Chairman of the Board of Emory Healthcare from 1996 to 1997. Served as Dean of the Johns Hopkins School of Medicine and Vice President of the Medical Faculty at Johns

Hopkins University from 1990 to 1996 and as Past Chair of the Council of Teaching Hospitals. Fellow of the American Association for the Advancement of Science. Also a member of the Institute of Medicine, a member of the editorial board of the Journal of the American Medical Association (JAMA) and Chairman of the Publication Committee of the journal Academic Medicine. Also Director of Genuine Parts Company. Member of the Compensation & Benefits and the Science & Technology Advisory Committees of Parent.

Arnold G. Langbo	Director of Parent since 1991.
Retired Chairman and Chief Executive Officer, Kellogg Company. Served as Chief Executive Officer of Kellogg Company between 1992 and 1999 and as President and Chief Operating Officer of Kellogg Company between 1990 and 1992. Joined Kellogg Canada Inc. in 1956 and served in a number of management positions in Canada and the United States before being named President of Kellogg International in 1986. Also a Director of The Hershey Company, Weyerhaeuser Company and Whirlpool Corporation. Chairman of the Compensation & Benefits Committee and member of the Nominating & Corporate Governance Committee of Parent.

Susan L. Lindquist, Ph.D	Director of Parent since 2004.
Member, the Whitehead Institute, and Professor of Biology at the Massachusetts Institute of Technology. Member of the Whitehead Institute, a non-profit, independent research and educational institution, since 2001 and Director from 2001 to 2004. Investigator, Howard Hughes Medical Institute (HHMI), since 2006. Albert D. Lasker Professor of Medical Sciences, Department of Molecular Genetics and Cell Biology at the University of Chicago. Also elected to the American Academy of Arts and Sciences in 1996, the National Academy of Sciences in 1997, the American Philosophical Society in 2003 and the Institute of Medicine in 2006. Member of the Science Advisory Council for the MacArthur Foundation and the Scientific Advisory Board for the Stowers Institute for Medical Research. Co-founder of FoldRx Pharmaceuticals, Inc., a private start-up company. Member of the Science & Technology Advisory and the Public Policy Advisory Committees of Parent.

Leo F. Mullin	Director of Parent since 1999.
Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc. Served as Chief Executive Officer of Delta Air Lines, Inc. between 1997 and 2003 and Chairman between 1999 and 2004. Senior Advisor, on a part-time basis, to Goldman Sachs Capital Partners, a private equity fund group. Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. Also held various executive positions in First Chicago Corporation, including President and Chief Operating Officer from 1993 to 1995 and served as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. Director of ACE Limited and the Juvenile Diabetes Research Foundation. Member of both The Business Council and the Advisory Board of the Carter Center. Chairman of the Public Policy Advisory Committee and member of the Audit Committee of Parent.

William D. Perez	Director of Parent since 2007.
President and Chief Executive Officer, Wm. Wrigley Jr. Company since 2006. Before joining Wrigley, from 2004 to 2006 Mr. Perez served as President and Chief Executive Officer of Nike, Inc. Prior to joining Nike, he held various positions with S.C. Johnson & Son, Inc., including as its President and Chief Executive Officer for eight years. Director of Wm. Wrigley Jr. Company, the Hispanic Scholarship Fund, the Boys & Girls Club of Chicago and the Grocery Manufacturers Association. Member of the Cornell University Council. Member of the Compensation & Benefits and the Public Policy Advisory Committees of Parent.

Christine A. Poon	Director of Parent since 2005.
Vice Chairman of Parent, Worldwide Chairman, Pharmaceuticals Group of Parent, and Member of the Office of the Chairman of Parent. Joined Parent in 2000 as a Company Group Chairman in the Pharmaceuticals Group. Became Member of the Executive Committee and Worldwide Chairman, Pharmaceuticals Group, in 2001, was named Worldwide Chairman, Medicines & Nutritionals, in 2003 and was appointed Vice Chairman in January 2005. Again named Worldwide Chairman, Pharmaceuticals Group, in January 2008. Prior to joining Parent, served in various management positions at Bristol-Myers Squibb Company for 15 years, most recently as President of International Medicines from 1998 to 2000 and as President of Medical Devices from 1997 to 1998. Director of Fox Chase Cancer Center and Prudential Financial, Inc.

Charles Prince	Director of Parent since 2006.
Vice Chairman and Chairman of the Board of Advisors, Stonebridge International LLC, since September 2008. Chief Executive Officer of Citigroup Inc. from 2003 to 2007 and Chairman of Citigroup Inc. from 2006 to 2007. Chairman and Chief Executive Officer of Citigroup’s Global Corporate and Investment Bank from 2002 to 2003, Chief Operating Officer from 2001 to 2002, and Chief Administrative Officer from 2000 to 2001. Began his career as an attorney at U.S. Steel Corporation in 1975, and in 1979 joined Commercial Credit Company (a predecessor company to Citigroup) where he held various management positions until 1995, when he was named Executive Vice President. Director of Xerox Corporation. Also Member of the Council on Foreign Relations and The Business Council and Member of Board of Trustees of The Julliard School and the Brookings Institution. Chairman of the Nominating & Corporate Governance Committee and member of the Compensation & Benefits Committee of Parent.

David Satcher, M.D., Ph.D	Director of Parent since 2002.
Director of the Center of Excellence on Health Disparities and Satcher Health Leadership Institute and the Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine since 2004. Served as Interim President of Morehouse School of Medicine between 2004 and 2006 and Director of the School’s National Center for Primary Care between 2002 and 2004. Served as the 16th Surgeon General of the United States until 2002 and as U.S. Assistant Secretary for Health from 1998 to 2001. Director of the Centers for Disease Control and Prevention and Administrator of the Agency for Toxic Substances and Disease Registry between 1993 and 1998. President of Meharry Medical College between 1982 and 1993. Also Fellow of the American Academy of Family Physicians, the American College of Preventive Medicine and the American College of Physicians. Member of the Boards of Action for Healthy Kids, American Foundation for Suicide Prevention, Kaiser Family Foundation and Task Force for Child Survival and Development. Co-Chair of the Advisory Committee on Public Issues of the Ad Council. Chairman of the Science & Technology Advisory Committee and member of the Public Policy Advisory Committee of Parent.

William C. Weldon	Director of Parent since 2001.
Chairman of the Board of Directors and Chief Executive Officer of Parent and Chairman of the Executive Committee of Parent. Mr. Weldon joined Parent in 1971, and served in several sales, marketing and international management positions before becoming President of Ethicon Endo-Surgery in 1992 and Company Group Chairman of Ethicon Endo-Surgery in 1995. Appointed to the Executive Committee and named Worldwide Chairman, Pharmaceuticals Group, in 1998. Director of J.P. Morgan Chase & Co. Also Member of The Business Council and the Sullivan Alliance to Transform America’s Health Profession. Trustee of Quinnipiac University and Member of Liberty Science Center Chairman’s Advisory Council and Chairman of the CEO Roundtable on Cancer.

Donald M. Casey, Jr	Worldwide Chairman, Comprehensive Care Group and Member of the Executive Committee of Parent since January 2008. Company Group Chairman of LifeScan and Animas Corp. from 2006 to 2008. Former Company Group Chairman for Vision Care franchise of Parent. Mr. Casey joined Parent in 1985 and held various positions in Sales and Marketing and as President of Johnson & Johnson — Merck Joint Venture, President of eJNJ, and Group President, Vistakon.

Dominic J. Caruso	Vice President, Finance and Chief Financial Office of Parent since 2007. Member of Parent’s Executive Committee. Chief Financial Officer for Centocor, Inc. from 1999 until 2007. Vice President of Finance for Ortho-McNeil Pharmaceutical between 2001 and 2003. Former Vice President, Group Finance for Medical Devices, and member of Medical Devices & Diagnostics Group Operating Committee.

Russell C. Deyo	Vice President, General Counsel and Chief Compliance Officer of Parent and Member of Executive Committee of Parent since 2004. Corporate Vice President, Administration, for Parent between 1996 and 2004. Associate General Counsel of Parent from 1991 to 1996.

Kaye Foster-Cheek	Vice President, Human Resources, of Parent and Member of Executive Committee since 2005. Served as Vice President, Human Resources, for the Consumer & Personal Care Group of Parent from 2004 to 2005 and as Vice President, Human Resources, for the Johnson & Johnson North American Consumer Products Group

from 2003 to 2004. Prior to 2003, held various senior Human Resources executive positions with Pfizer Inc.

Colleen Goggins	Worldwide Chairman, Consumer Group, of Parent and Member of Executive Committee since 2001. Since joining Parent in 1981, has served in various positions, including Director of Marketing of J&J GmbH, President of J&J Canada, President of Personal Products Company, President of Consumer Products Company and Company Group Chairman.

Sherilyn McCoy	Worldwide Chairman, Surgical Care Group Operating Committee and Member of Executive Committee of Parent since 2008. Company Group Chairman and Worldwide Franchise Chairman for Ethicon and Medical Devices & Diagnostics business in Latin America from 2005 to 2008. Joined Parent in 1982 and has held various positions, including Vice President of Research & Development and Global President of Baby and Wound Care franchise.

Nicholas J. Valeriani	Vice President, Strategy & Growth and Member of Executive Committee of Parent since 2007. Joined Parent in 1978 and has held various positions including Worldwide Chairman of Cardiovascular Devices and Diagnostics, Corporate Vice President of Human Resources, Worldwide Chairman of Diagnostics, Company Group Chairman for Parent of Ethicon Endo-Surgery, Inc. and Johnson & Johnson Medical Products Canadian Medical Device & Diagnostic business, President of Ethicon Endo-Surgery and General Manager of Indigo Medical, Inc.

2. Directors and Executive Officers of the Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the current phone number of each person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or
Employment; Material Positions Held
Name and Address	During the Past Five Years

Susan E. Morano	President of Purchaser.
Has served as Worldwide Vice President, New Business Development, of Ethicon Inc., a subsidiary of Parent, since 2007. From 2000 to 2007, was Vice President, New Business Development, of Cordis Corporation, a subsidiary of Parent.
James Joseph Bergin	Vice President and sole Director of Purchaser. Has served as Assistant General Counsel of Parent for over five years.
Steven Rosenberg	Secretary of Purchaser. Secretary of Parent since 2006. Prior to becoming Secretary, served as Assistant General Counsel of Parent for over five years.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

Computershare Limited

If delivering by mail:	If delivering by facsimile:	If delivering by overnight courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:
Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokerage Firms, Please Call:
(212) 440-9800
All Others Call Toll-Free:
(888) 679-2897

The Dealer Manager for the Offer is:
Georgeson Securities Corporation

Call Toll-Free:
(800) 445-1790